Exhibit 99.1

Draganfly Announces Board Update

Advisory Board Welcomes Former White House Chief of Staff Andy Card and Kim Moody as Audit Chair

Saskatoon, SK, October 8, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce updates to its Board of Directors and Advisory Board. Olen Aasen is stepping down from the Draganfly Board, and Kim Moody has been appointed as the new Audit Chair. Additionally, Draganfly is welcoming back Andy Card, former White House Chief of Staff, to the Advisory Board.

Andy Card, who previously served on Draganfly’s Board of Directors, is rejoining the Company as a member of its Advisory Board, brings decades of leadership experience. He served as White House Chief of Staff under President George W. Bush from 2000 to 2006, managing the Executive Office of the President and shaping U.S. policy during critical moments, including the September 11th attacks. Andy’s career also includes roles as U.S. Secretary of Transportation and Vice President of Government Relations for General Motors.

“We are thrilled to welcome Andy back to the Draganfly team in this advisory capacity,” commented Cameron Chell, Draganfly CEO. “His leadership experience and trusted counsel have been critical to the Company’s growth, and we look forward to his continued insights as we drive innovation and expand our presence in the UAV industry.”

Kim Moody has been appointed as the new Audit Chair, replacing Olen Aasen, who is stepping down to pursue new opportunities after servings as a director for over five years. Kim is the Founder of Moodys Private Client LLP, bringing extensive expertise in tax advisory, accounting, and financial governance. “On behalf of the Board and management, I would like to thank Olen for his exceptional service and contributions to Draganfly. We look forward to his continued advice when possible,” added Chell.

New Committee Appointments

●	Julie Myers Wood, Chief Executive Officer at Guidepost Solutions, has been appointed as the head of the Compensation Committee. With over 25 years of experience in regulatory and enforcement issues, Julie brings a wealth of knowledge from her time as Assistant Secretary of Homeland Security for Immigration and Customs Enforcement (ICE) under President George W. Bush and her work in both public and private sectors.

●	Tim Dunnigan, CEO & President of MMS Products, Inc., and a retired U.S. Army Infantry Officer, will join the Audit Committee. Tim is a seasoned defense technology entrepreneur with a proven track record of developing leadership solutions for warfighters. He also holds multiple patents and has extensive experience supporting the Department of Defense.

●	Thomas B. Modly, former Acting Secretary of the Navy and Under Secretary of the Navy, will serve on the Audit and Nominating Committee. Throughout his career, Tom has focused on improving the agility and accountability of the Department of Defense. His vast experience in leadership, education, and defense operations and audit will be invaluable to Draganfly as it continues to grow in defense-related markets.

Cameron Chell further commented, “With the addition of such seasoned leaders as Andy Card, Kim Moody, Tim Dunnigan, and Thomas B. Modly, our board brings an important level of defense and government expertise. This positions Draganfly to leverage our advanced drone technology in defense applications and address emerging challenges in national security. Their knowledge will guide us as we continue to innovate and expand our presence in these critical sectors.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

CSE Listing

NASDAQ Listing

Frankfurt Listing

Media Contact

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com